UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-12518

BANCO SANTANDER, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

In connection with the issuance by Banco Santander, S.A. of $1,000,000,000 aggregate principal amount of 3.225% Tier 2 Subordinated Callable Fixed-to-Fixed Rate Notes due 2032, Banco Santander, S.A. is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-238243):

Exhibit List

Exhibit No.	Description
1.1	Underwriting Agreement dated as of November 15, 2021

4.1	Second Supplemental Indenture to the Subordinated Debt Securities Indenture among Banco Santander, S.A., as Issuer, The Bank of New York Mellon, London Branch, as Trustee, Calculation Agent and Principal Paying Agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Registrar, dated as of November 22, 2021

4.2	Form of Global Note for the 3.225% Tier 2 Subordinated Callable Fixed-to-Fixed Rate Notes due 2032 (included in Exhibit A of the Second Supplemental Indenture to the Subordinated Debt Securities Indenture (Exhibit 4.1 to this filing))

5.1	Opinion of Uría Menéndez

5.2	Opinion of Davis Polk & Wardwell LLP

23.1	Consent of Uría Menéndez (included in Exhibit 5.1 to this filing)

23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.2 to this filing)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER, S.A. (Registrant)

Date: November 22, 2021	By:	/s/ José Antonio Soler
Name: José Antonio Soler
Title: Authorized Representative